Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: February 16, 2021

D R I VE F O R W ARD

D i s c l aim e r FORWARD - LOOKING STATEMENTS All statements other than statements of historical facts contained in this presentation (this “Presentation”) are forward - looking statements. Forward - looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Volta Industries, Inc.’s (“Volta” or the “Company”) and Tortoise Acquisition Corp. II’s (“Tortoise II”) management and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are di ff icult or impossible to predict and may di ff er from assumptions and such di ff erences may be material. Many actual events and circumstances are beyond the control of Volta and Tortoise II. These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the potential business combination between Volta and Tortoise II and related transactions (the “Proposed Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely a ff ect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the shareholders of Tortoise II or Volta is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Volta; risks related to the rollout of Volta’s business and the timing of expected business milestones; the e ff ects of competition on Volta’s business; the amount of redemption requests made by Tortoise II’s public shareholders; the ability of Tortoise II or the combined company to issue equity or equity - linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed in Tortoise II’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020 and subsequently filed Quarterly Report on Form 10 - Q under the heading “Risk Factors” and other documents of Tortoise II filed, or to be filed, with the SEC. If any of these risks materialize or Tortoise II’s or Volta’s assumptions prove incorrect, actual results could di ff er materially from the results implied by these forward - looking statements. There may be additional risks that neither Tortoise II nor Volta presently know or that Tortoise II and Volta currently believe are immaterial that could also cause actual results to di ff er from those contained in the forward - looking statements. In addition, forward - looking statements reflect Tortoise II’s and Volta’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Tortoise II and Volta anticipate that subsequent events and developments will cause Tortoise II’s and Volta’s assessments to change. However, while Tortoise II and Volta may elect to update these forward - looking statements at some point in the future, Tortoise II and Volta specifically disclaim any obligation to do so. These forward - looking statements should not be relied upon as representing Tortoise II’s and Volta’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Volta and Tortoise II have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Volta and Tortoise II, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Volta and Tortoise II. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Volta. Such projected financial information constitutes forward - looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to di ff er materially from those contained in the projected financial information. See “Forward - Looking Statements” paragraph above. Actual results may di ff er materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither Tortoise II’s nor Volta’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS If the Proposed Business Combination is pursued, Tortoise II will be required to file a registration statement (which will include a proxy statement/prospectus of Tortoise II) and other relevant documents with the SEC. Shareholders and other interested persons are urged to read the proxy statement/ prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information about Tortoise II, Volta and the Proposed Business Combination. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about Tortoise II, Volta and the Proposed Business Combination, without charge, at the SEC’s website located at www.sec.gov. 2

PARTICIPANTS IN SOLICITATION Tortoise II, Volta and their directors and executive o ff icers and other persons may be deemed to be participants in the solicitations of proxies from Tortoise II’s shareholders in respect of the Proposed Business Combination and the other matters set forth in the definitive proxy statement. Information regarding Tortoise II’s directors and executive o ff icers is available under the heading “Management” in Tortoise II’s final prospectus filed with the SEC on September 14, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement relating to the Proposed Business Combination when it becomes available. FINANCIAL INFORMATION; NON - GAAP FINANCIAL MEASURES The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented di ff erently in, any proxy statement to be filed by Tortoise II with the SEC. Some of the financial information and data contained in this Presentation, such as EBIT, EBITDA and EBITDA Margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Tortoise II and Volta believe that these non - GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Volta’s financial condition and results of operations. Tortoise II and Volta believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Volta’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Volta’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non - GAAP financial measures. TRADEMARKS AND TRADE NAMES Volta and Tortoise II own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Volta or Tortoise II, or an endorsement or sponsorship by or of Volta or Tortoise II. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Volta or Tortoise II will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. D i s c l aim e r 3

# Risk Factors

The list below of risk factors has been prepared as part of the Proposed Business Combination of Tortoise II and Volta. All references to "Volta" refer to the business of Volta Industries, Inc. and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of Volta and the Proposed Business Combination, and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Volta and Tortoise II, with the SEC, including the documents filed or furnished in connection with the Proposed Business Combination between Volta and Tortoise II. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Volta and Tortoise II and the Proposed Business Combination between Volta and Tortoise II, and may differ significantly from and be more extensive than those presented below.

If Volta cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Volta faces. Additional risks that Volta currently does not know about or that it currently believes to be immaterial may also impair its business, financial condition or results of operations. You should review the investors presentation and perform your own due diligence, prior to making an investment in Tortoise II and Volta.

### Risks Related to Volta's Business

- Volta is an early stage company with a history of losses and expects to incur significant expenses and losses for the near term. To achieve its growth, Volta needs to continue to expand its team and geographic footprint aggressively and build scalable and robust processes. Volta may never successfully do so or achieve or sustain profitability.
- Volta currently faces competition from a number of companies, and expects to face significant competition in the future as the market for electric vehicle ("EV") charging and out-of-home and digital display advertising evolves.
- Volta depends upon strong relationships with real estate and retail partners to build out its charging network and increased competition or loss of a partner could negatively impact Volta's results.
- Volta relies on a limited number of suppliers and manufacturers for the manufacture and supply of its charging stations, some of which are also early stage companies. A loss of any of these partners or defects in or failure of the products that they supply Volta could negatively affect Volta's business.
- Volta faces risks related to health pandemics, which could have a material adverse effect on its business and results of operations. For example, impacts to its business as a result of the on-going COVID-19 pandemic included, slow-down of permitting and construction activities during shutdowns, shutdown of properties where Volta's stations are located (such as movie theaters), impacting revenue potential and usage, drop off in media spend, and shut-down of offices and remote work force.
- Volta's business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as Volta expands the scope of such services with other parties.
- Volta's future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications. The success of alternative fuels, competing technologies or alternative transportation options or technologies could considerably undermine Volta's prospects.
- Volta is developing and is operating in an emerging technology sector. Volta's charging stations could contain defects, and the full operating life of equipment in Volta's charging stations is not fully known and may malfunction through repeated use, any of the foregoing of which could result in property damage or bodily injury. Additionally, if any of Volta's charging stations or charging stations of our competitors, whether as the result of operator misuse, defect, malfunction or otherwise, results in property damage or bodily injury, the public may develop a negative perception of EVs, EV charging, or Volta and its brand image, which could negatively affect Volta's business and results of operations.
- Volta's business and its ability to execute on its plan could be highly impacted by the regulatory environment in which Volta operates on the federal, state and local levels, including in the areas of infrastructure financing or support; carbon offset programs, EV incentives and taxes and tax policy; utility and power regulation; data privacy and security, transportation policy; and construction, electrical and sign code permitting.
- The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect Volta's financial results.
- The EV charging market is characterized by rapid technological change, which requires Volta to continue to develop new products and product innovations and maintain and expand its intellectual property portfolio. Any delays in such developments could adversely affect market adoption of our products and Volta's financial results.
- Volta maintains certain levels of insurance; Volta may, however, face claims from time-to-time that could exceed its insurance coverage or not fall within its coverage.
- Volta may be unable to collect and leverage customer data in all geographic locations, and this limitation may impact research and development, media sales, partnership relations and operations.
- Volta depends on media and advertising revenue, which is seasonal and subject to market conditions outside of its control, and it may not be able to place media in certain geographies until it has achieved scale in such geographies.
- Volta's forecasted operating results rely in large part upon assumptions and analyses developed by Volta. If these assumptions and analyses prove to be incorrect, Volta's actual operating results may differ materially.

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Risks Related to the Business Combination • Both Tortoise II and Volta will incur significant transaction costs in connection with the Proposed Business Combination. • The consummation of the Proposed Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Proposed Business Combination Agreement may be terminated in accordance with its terms and the Proposed Business Combination may not be completed. • The ability to successfully e ff ect the Proposed Business Combination and following the consummation of the Proposed Business Combination, the combined company’s (the “Combined Company”) ability to successfully operate the business thereafter will be largely dependent upon the e ff orts of certain key personnel of Volta, all of whom Volta expects to stay with the Combined Company following the consummation of the Proposed Business Combination. The loss of such key personnel could negatively impact the operations and financial results of the combined business. • There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position. • If the Proposed Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Tortoise II’s securities or, following the consummation of the Proposed Business Combination, the Combined Company’s securities, may decline. • There can be no assurance that the Combined Company’s common stock will be approved for listing on the New York Stock Exchange (the “NYSE”) or that the Combined Company will be able to comply with the continued listing standards of the NYSE. • Legal proceedings in connection with the Proposed Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Proposed Business Combination. • The Proposed Business Combination or Combined Company may be materially adversely a ff ected by the on - going COVID - 19 pandemic. • Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely a ff ect Volta’s business, including our ability to consummate the Proposed Business Combination, and results of operations. R i s k F a c t o r s 5

# Transaction Summary

## SUMMARY OF TRANSACTION

- Founded in 2010, Volta has been building one of the most used electric vehicle (EV) charging stations in the United States[1]
- Volta's award-winning charging stations benefit brands, consumers and real-estate locations by providing valuable advertising space to businesses and EV charging to drivers
- Tortoise Acquisition Corp. II (Tortoise II) (NYSE: SNPR) is a publicly listed special purpose acquisition company (SPAC) with ~$345M of cash held in trust
- Tortoise II anticipates entering into a business combination agreement with Volta in Q1 2021
  - Volta shareholders are rolling 100% of their equity
  - Transaction proceeds are being retained in the business
- Pro Forma for the transaction (assuming no redemptions)
  - Volta will have an additional ~$600M of proceeds net of transaction fees to fully fund business model through cash flow positive
- Pro Forma enterprise value of $1.4Bn
  - Near-term EBITDA relative to public charging peers
  - Represents attractive entry point relative to recently announced public SPAC transactions

## SUMMARY OF PIPE OFFERING

| | |
|---|---|
| Issuer | Tortoise Acquisition Corp. II (name to be changed to Volta Inc. at closing) |
| Ticker/Listing | NYSE: SNPR (to become NYSE: VLTA at closing) |
| Securities | Unregistered Class A Common Stock (customary registration rights) |
| Offering Size | $300M |
| Use of Proceeds | Develop the existing backlog of Volta charging station location demand and accelerate further growth within the company |
| Expected Closing Date | ~Q2 2021 |

volta



SCOTT MERCER
Founder + CEO + Chair



CHRIS WENDEL
Co-Founder + President + Director



DREW LIPSHER
CSO

## LEADERSHIP



VINCE CUBBAGE
CEO + President + Chair



STEPHEN PANG
CFO + Director

Tortoise Acquisition Corp. II

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1: Company data and publicly available information.

Market opportunity that capitalizes on transformational industry megatrends Top charging utilization amongst competitors Compelling revenue diversity and unit economics Highly visible site pipeline creates predictable growth Differentiated and unique EV charging business model Experienced management team 1 2 3 4 5 6 Why Volta 7 Supporting detail provided throughout presentation.

The transition to electric mobility is one of the largest macro - economic shifts in our lifetime. 8

$5 7 , 4 00 $37,990 $46,700 $ 4 0 , 2 50 EV ~$10K MORE EXPENSIVE EV PRICE PARITY EV ~$10K CHEAPER THAN ICE I CE EV 2 01 0 ’ S T O D A Y TOMORRO W $58,900 $50 , 000 $49,990 Battery costs drop <$100/kWh beginning in 2024; EVs compete on cost with ICE Source: BloombergNEF and other publicly available data. B A T T E R Y C O S T C U R V E D E C L I N E S … … B R IN G IN G E V C O S T T O INF L E C T I O N P O IN T Electric cars will be cheaper than gas cars beginning in 36 months 9 $ 0 $ 50 $ 100 $ 150 $ 200 $ 250 $ 300 $ 350 $ 400 2 0 16 2 0 18 2 0 20 2 0 22 2 0 24 2 0 26 2 0 28 2 0 30 Battery Cost ($/kWh)

Source: BloombergNEF. U . S . P A S S E N G E R E L E C T R I C VEHICLE SALES CU M U L A T I V E U . S . PUBLIC CHARGER DEMAND +30% Growth CAGR Through 2030 +20% Growth CAGR Through 2040 A N N U A L U . S . P U B L I C C HAR G I N G INVESTMENT REQUIRED 2030: +8x Expansion vs. Today 2040: +24x Expansion vs. Today ~$25Bn of Public EV Charging Development by 2040 The cars are coming… 10 0 . 0 2 . 0 4 . 0 6 . 0 8 . 0 10 . 0 2015 2020 2025 2030 2035 2040 Million Vehicles Sold 0 . 0 0 . 5 1 . 0 1 . 5 2 . 0 2 . 5 2015 2020 2025 2030 2035 2040 Million Connectors $0 . 0 $2 . 0 $4 . 0 $6 . 0 $8 . 0 $10 . 0 2020 - 2025 2025 - 2030 2030 - 2035 2035 - 2040 Billions

# The cars are coming...

## The OEM's are committing

| | |
|---|---|
| DAIMLER | Electrify Entire Mercedes-Benz Portfolio by 2022 |
| VW | 22M Electric Vehicles in the next 10 Years & $91Bn in Committed EV Spending |
| gm | 30 EV Models by 2025 & $27Bn in Committed EV Spending |
| Ford | $11.5Bn in Committed EV Spending by 2022 & Recent Mustang Mach-E Launch |
| BMW | Expects EVs to Make Up 15%-25% of 2025 Sales with +7M Electrified Vehicles on the Road by 2030 |

## The rise of EV-first companies

ZOOX
NIO
TESLA
polestar
RIVIAN
LORDSTOWN
LUCID
CANOO

## Government is going big...

### Federal

+500K charging cords by 2030 (Biden)

DOE, DOT, and other federal cabinet/ agency postings filled with climate friendly/ active leaders

### State

By 2035, all new cars sold in CA, MA, and NJ will likely be zero-emission vehicles

### Regulatory/ Utilities

NY Public Service Commission approves $700M to fund EV Charging Infrastructure for multiple utilities

Southern California Edison $436M Charge Ready infrastructure program, making it the largest single-utility program in the country

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Source: Publicly available information.

Cable Television / D VD R e n t al R e t ail Travel Planning H o t els F u eling Disruption stories create new addressable markets 12

U.S. drivers clock 3 trillion miles per year costing them $ 3 00Bn 150,000 US gas stations’ revenue up for grabs $ 5 00 Bn Non - fuel amenities and services are also up for grabs $ 2 00Bn And $500BN of revenue will shift as fueling behavior evolves Source: Publicly available information. 13

# We no longer go to fuel up, we fuel up where we go.

The biggest economic opportunity isn't in fueling dollars, it's in the behavior shift surrounding fueling habits.


~$500Bn
Annual U.S. Gasoline Station Sales
C-STORE SALES
$200Bn
FUEL SALES
$300Bn
Purchasing shift from C-Stores to groceries increases transaction values
$8
Average Transaction at Gas Station C-Store
$35
Average Transaction at Grocery Store
EV adoption decreases overall fuel costs by 60%
Only 15% of charged miles will be delivered in public
~$1Tn
Annual EV Charging + related store purchases
Volta Ecosystem
~$1Tn
REACHABLE PURCHASING MARKET
$180Bn
ELECTRIC CHARGING
$27Bn
PUBLIC CHARGING
Charging Industry

Source: EIA, The Food Industry Association, International Council on Clean Transportation, Convenience Store News Industry Report and other publicly available data.

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15

TH E V O L T A MOD E L 16 MARKET OPPORTUNITY COMPANY & METRICS TRANSACTION OVERVIEW

# Commerce-Driven Charging

A client-first model that uses commerce and charging to unlock the larger macro opportunity surrounding the disruption of fueling

## The Volta Business Model

**BEHAVIOR & COMMERCE**

**NETWORK DEVELOPMENT**



**CHARGING OPERATIONS**

**Network Development**

- Proprietary data-driven planning
- High-traffic/ high-visibility, premium partner locations
- Bespoke configuration (full range of AC and DC products)
- *Land and expand* development model
- **Revenue:** Public and private network investment opportunities; rebates and tax credits

**Behavior & Commerce**

- Full-funnel behavioral understanding and impact (store choice, dwell time, product choice)
- Multiple revenue streams and counter-parties that are secured with +10yr contracts
- **Revenue:** Network monetization that is independent of EV adoption (turns on early and compounds with growth)

**Charging Operations**

- Among the highest utilization and best in class up-time in the industry
- The most miles delivered per dollar invested
- **Revenue:** Multiple revenue streams that index to EV adoption (Pay Per Use, Idle Fees, Managed Services, Fleet); carbon and other credit strategy

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Source: Company data and other publicly available information.

# Volta at Whole Foods, Los Angeles

The ideal site example[1]



WHOLE FOODS MARKET
TOWERS
DC
L2
L2
DC
TOWERS

## VOLTA SITE VALUE COMPONENTS

| Network Development | Charging Operations | Behavior & Commerce |
|---|---|---|
| Utility make-ready and rebate programs | Managed service model | OEM launch campaigns |
| + | + | + |
| Other public and private network investments | Carbon credits and FCI[2] credits | Entertainment vertical |
| + | + | + |
| Tax-equity | Mature EV adoption and driver Pay Per Use Charging | Programmatic media |
| | + | + |
| | Idle Fees | National advertisers |
| | + | + |
| | Distributed and on-site Fleet Pay Per Use Charging | Shopper marketing |
| | | + |
| | | Local advertisers |

*A layer cake of value that compounds with:*

**1. Network Growth 2. EV Adoption 3. Brand Awareness**

1: For illustrative purposes, represents the opportunity in portfolio.
2: "Fast Charge Incentive" credits.

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2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2022 and Beyond Company Timeline Adding services and revenue with market growth AC Charging California Site Build Automotive Network Launch Network Investment Partnership Launch DC Fast Charging Shopper Marketing Partnership Volta EU Launch Programmatic Network Launch Carbon Credit Launch Pay Per Use OPTRA Dat a Launch Plug & Charge In - Car Partnership NE T W OR K D E V E L OPM E N T C H A R G IN G OP E R A T I ON S B E H A V I O R & C OMM E RC E CUMUL A TIV E IN S T ALLE D S T A TION S 9 31 71 1 60 2 0 3 3 6 3 606 1 , 08 2 1, 5 0 7 3 , 1 42E Hawaii Pilot Site Fleet Driver Loyalty 19

- $150,000 $0 $ 1 5 0, 0 0 0 $ 3 0 0, 0 0 0 $450,000 $ 6 0 0, 0 0 0 0 1 2 3 4 5 6 7 8 9 10 P a yb ack P e r i o d C U R R E N T 1 L 2 U N I T E C O N O M I C S 46% 3.4 Y R s IRR P a yb ack P e r i o d C U R R E N T 1 D CF C U N I T E C O N O M I C S 45% 3.8 Y R s IRR 6 - 7 x R O I on C u r r e n t Cumulative Cash Flow - Current L2 Cumulative Cash Flow - Current DCFC Cumulative Cash Flow per Station Development (Years) 1: Current unit economics are based on historical performance and 2021 network assumptions. Source: Company projections. Volta’s Current Unit Economics: Stations grow in value as the network scales 20

1 4 2 % P a yb ack P e r i o d M A T U R E 1 L 2 U N I T E C O N O M I C S <2 Y R s IRR 1 2 8 % P a yb ack P e r i o d M A T U R E 1 D CF C U N I T E C O N O M I C S <2 Y R s IRR 1 6x R O I on M a t u r e Volta’s Mature Unit Economics: The impact of network effects on our unit economics 21 - $150,000 $0 $ 1 5 0, 0 0 0 $ 3 0 0, 0 0 0 $450,000 $ 6 0 0, 0 0 0 0 1 2 3 4 5 6 7 8 9 10 Cumulative Cash Flow per Station Development (Years) Cumulative Cash Flow - Mature L2 Cumulative Cash Flow - Mature DCFC 1: Mature unit economics are based on 2025 network assumptions. Source: Company projections.

$0 $ 3 5 0, 0 0 0 $ 7 0 0, 0 0 0 $1, 0 5 0, 0 0 0 A n n u al R e v e n u e per Site $1,400,000 Site economics grow by 41% C A GR o v e r 1 0 Y e a r s 1 2 3 4 5 6 7 8 9 10 Total Stations: 1 8 x L2 + 6 x DC F C Initial Build: 2 x M e dia - After initial build, site partner sees value of Volta stations for their property and requests more to be installed. Expansion 1: 2 x M e dia 2 x M e dia Increased EV penetration into the market drives demand for full service charging o ff erings, including DCFC. Expansion 2: 4 x T o w er s 4 x M e dia Expansion 3: L2 DC F C 10 x Towers - Measured value from Volta stations supported by data and continued increase in EV penetration, drives further expansion. Development (Years) Original Build Expansion 2 Expansion 1 Expansion 3 Source: Company projections. 22 Volta’s Site Unit Economics: Sites grow in value as EV demand on site increases Volta’s land and expand strategy installs new charging units when EV demand in the market grows

Network traction builds flywheel velocity National scale leverage expected to turn on at ~10,000 screens 2 0, 1 3 6 1 0,0 6 8 5,030 S C R E E N S S T A T I O N S S I T E S 3, 0 1 4 1,507 459 IN S T A L L E D 1 P I P E L I N E 2,224 1,112 471 C O N T R A C T E D + + 1: In s t alled N e twork as of 01 / 01 / 2 1 . Source: Company projections. Line of Sight Development with existing Station Pipeline 3 - 4 y r s 23

# A track record underwritten by established partners and client success

| Network Development | | | Behavior & Commerce[1] | | | Data |
|---|---|---|---|---|---|---|
| STORES | REITS | COMMUNITY | OEMS | NATIONAL ADVERTISERS | CHANNEL PARTNERSHIPS | UTILITIES & GOVERNMENT |
| The GIANT Company | Brookfield Properties | ORACLE ARENA | NISSAN | Facebook | VISTAR MEDIA | Georgia Power |
| amazon fresh | SITE | Dignity Health Sports Park | JAGUAR | smartwater | SCREEN VISION MEDIA | Alabama Power |
| Albertsons | KIMCO REALTY | UNITED CENTER | MINI | NETFLIX | Peapod | EVERSOURCE ENERGY |
| Giant | BRIXMOR | LOYOLA UNIVERSITY CHICAGO | polestar | Alaska Airlines | | SOUTHERN CALIFORNIA EDISON Energy for What's Ahead |
| Walgreens | MACERICH | City of Richmond California | Chevrolet | CHASE | | City of Huntington Beach |
| TOPGOLF | WEINGARTEN REALTY | TIGARD | FIAT | Starbucks Coffee | | |
| Stop&Shop | Regency Centers. | Bergen County Zoological Park ZOO | HYUNDAI | Nestlé | | |
| Whole Foods Market | STARWOOD RETAIL PARTNERS | | CHRYSLER | ANHEUSER-BUSCH | | |
| Saks Fifth Avenue | | | TOYOTA | COX | | |
| | | | | hulu | | |

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1: Examples of current and past media clients.

# Social good and commercial success are intertwined

## 10YR ESG FORECAST

**21GWh**
Energy Delivered

**6.0Bn**
Gas Driven Miles Offset

**232M**
Gallons of Gas Offset

**8.2Bn**
Tons of CO2 Offset

## MILES DELIVERED PER DOLLAR INVESTED[1]


volta
1.7 Miles
EVgo
0.9 Miles
chargepoint
0.6 Miles
electrify america
0.2 Miles

1: Return calculated as energy deployed over unit capex cost.

Source: Company projections, internal utilization statistics and publicly available information.

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# The Volta Team



SCOTT MERCER
Founder + CEO,+ Chair
volta



CHRIS WENDEL
Co-Founder + President + Director
Goldman Sachs



DREW LIPSHER
CSO
Clear Channel
Greycroft



JIM DEGRAW
General Counsel + CAO
ROPES & GRAY



PRAVEEN MANDAL
CTO
chargepoin+



NADYA KOHL
CMO
PlaceIQ experian.



BRANDT HASTINGS
CRO
iHeart MEDIA



DEBRA CROW
CFO
YAHOO!

~150 Number of current employees



JON MICHAELS
EVP, Network Development
ENERNOC



KAREN ZELMAR
SVP, Network Planning
PG&E



TED FAGENSON
SVP, Site Development
chargepoin+



DREW BENNETT
SVP, Network Operations



MIKE SCHOTT
SVP, Media Sales
VIANT.
San Francisco Chronicle



MIKE EVANS
SVP, Investment Committee
PROLOGIS



JEFFREY KINSEY
SVP, Engineering
amazon Microsoft



DR. ABDELLAH CHERKAOUI
SVP, International
chargepoin+ sodexo



ANDREW CORNELIA
Chief of Staff

volta — Tortoise Acquisition Corp. II
26

Network D e v e l op me n t Fueled by our proprietary data product - OPTRA - it all starts with a deep understanding of how the electric revolution will unfold . 01 Charging Operations A monetization platform that leverages behavioral understanding to contribute in all phases of EV adoption. 02 Behavior & C o mme r c e Charging services that create much more value than selling electrons on their own . 03 Network Development 27

“ This tool i s of national and global significance. — DR. PETER F O X - PENNER CHIEF STRATEGY AND IMPACT OFFICER EIP; DIRECTOR OF BOSTON UNIVERSITY’S INSTITUTE FOR SUSTAINABLE ENERGY Volta’s Network Planning Tool Predicting charging demand and economic, social, and grid impact allows Volta to maximize the e ff iciency and impact of our network. 28

A DEEP UNDERSTANDING

# EV charging demand is changing retail

Machine-learning-driven demand forecasting allows us to predict the current and future need for charging services.

Market leading planning delivers the most miles per dollar invested.

| 22 | 3,965 | $3.1M |
|---|---|---|
| Stations | Charges per Month | EV Driver Retail spend Per year |

VOLTA LEVEL 2 · VOLTA DC FAST · VOLTA TOWER



SEPHORA
STONESTOWN GALLERIA
ZARA
APPLE STORE
CHASE

volta —— Tortoise Acquisition Corp. II

29

Source: Company research and analysis.

Network D e v e l op me n t Fueled by our proprietary data product - OPTRA - it all starts with a deep understanding of how the electric revolution will unfold . 01 Charging Operations A monetization platform that leverages behavioral understanding to contribute in all phases of EV adoption. 02 Behavior & C o mme r c e Charging services that create much more value than selling electrons on their own . 03 Network Operations 30

Our award - winning, user - experience focused product family allows tailored site planning 31

# Unrivaled EV Charging Utilization



FAST
VOLTA
ALL GRIT. NO FUSS.
LOCATED IN VENICE, ARTS DISTRICT & THE GROVE
SHINOLA
VOLTA

| Last Year Per Port Across Volta's: | Average Charging Sessions Daily | Average Hours of Daily Use | Average Charging Session Length |
|---|---|---|---|
| CALIFORNIA NETWORK | 7 | 10HRS | 110MINS |
| US NETWORK | 5 | 7HRS | 148MINS |

**25**
GIGAWATT HOURS DELIVERED

**88M**
FREE SPONSORED ELECTRIC MILES

**4.9M**
CHARGING SESSIONS

**39M**
CO2 EMISSIONS OFFSET LBS

Source: Company internal data and publicly available information.

volta — Tortoise Acquisition Corp. II

32

# All charging networks sell visitorship, we deliver it.

## electrify america

Per Port Across Electrify America's California Network

M T W T F S S

**<1X**
Average Charging Sessions Daily

**0.1HRS**
Average Hours of Daily Usage

**34MINS**
Average Charging Session Length

## volta

**Volta's California Network**

M T W T F S S

**7X**
Average Charging Sessions Daily

**10HRS**
Average Hours of Daily Usage

**110MINS**
Average Charging Session Length

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Note: Volta network data based on actual CA utilization compared to a single representative competitor.
Source: Company data and publicly available filings.

Driver Experience


FAST
FAST

Check In


Please verify your email.
This is required to access many features.
Water Tower Center Garage Level 3
Open — 6am - Midnight
15555 E. 14th St. San Leandro, CA 94578
DC Fast
15 mins free, then $0.26/kWh
04
Available
Check in
L2 Chargers
2 hours free, then $0.18/kWh
03
In Use
Check in
04
Available
Check in
04
Available
Check in
Directions
12 mi | 34 mins drive

Charge


Starting your charge
Free for 15 mins, then $0.26/kWh.
Cancel
Report an Issue

Go


Thanks for charging with Volta!
Total Cost
$8.48
Cost Breakdown
Free Charging
First 15 minutes are on us!
$2.60
Extended Charging
40 kWh @ $0.26/kWh
$7.80
Idle Fees
Begin 5 mins after charge stopped @ $.50/min
$0
Taxes
@6.5%
0.68
Charging Details
Charging Time
1 hr
Energy Delivered
40 kWh
Site Info

volta — Tortoise Acquisition Corp. II

34

Network D e v e l op me n t Fueled by our proprietary data product - OPTRA - it all starts with a deep understanding of how the electric revolution will unfold . 01 Charging Operations A monetization platform that leverages behavioral understanding to contribute in all phases of EV adoption. 02 Behavior & C o mme r c e Charging services that create much more value than selling electrons on their own . 03 Behavior & Commerce 35

# The only network designed to increase traffic and spend


HELLO
Free electric vehicle charging has arrived.
Plug-in right here for free electric miles
VOLTA
VOLTA

**7x**
More EV Drivers Attracted

**3x**
Longer Stays Achieved



> “When a nearby Safeway got free L2 Volta charging, I immediately switched grocers and haven’t looked back.

ELECTREK
2019

Note: Volta network data based on actual CA utilization compared to a single representative competitor.
Source: Company data and publicly available filings.

volta — Tortoise Acquisition Corp. II
36

• Access to prime locations • Multiple advertising budgets • Proven messaging e ff icacy • Full - funnel behavioral understanding and impact (store choice, dwell time, product choice) • Halo - e ff ect raising consumer perception of participating brands Media enabled charging 37

A dynamic media asset that unlocks access to multiple media budgets

AUTOMOTIVE ENDEMIC	volta	
PROGRAMMATIC	VISTAR MEDIA	
NATIONAL AGENCY	volta	SCREEN VISION MEDIA
ON-SITE CONTENT	Ahold Delhaize	Kroger
LOCAL OUTDOOR	volta	SCREEN VISION MEDIA


TODAY
A STORM IS BREWING
RAIN
LINDENI
volta

volta — Tortoise Acquisition Corp. II
38

MEDIA EFFICACY

# Real world viewership, digital measurement

> “Volta helped us create awareness and trial in the Volta-activated Whole Foods locations.

—**DIRECTOR OF MARKETING**
Tolerant Foods

Tolerant Foods is a maker of organic, plant-based pastas. As a smaller, emerging brand with limited grocery distribution and new packaging underway, the lack of visibility at retail was a challenge.

Volta featured the brand front and center, driving a 35% sales lift.



VOLTA
FREE
POWER UP AT HOME
Tolerant Organic
FIND IT IN THE PASTA AISLE
matchbox

**+35%**
SALES
**INCREASE**

volta —— Tortoise Acquisition Corp.II
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Note: Does not represent performance of every campaign.
Source: Based on internal research and product level point of sale data.

+ 1 68 % Increase in Le a f A w a r e ne s s Nissan was the first to leverage Volta Vision to develop creatives that adapt to vehicles pulling into the station . With an endemic campaign and e ff ective, tailored creative, Nissan drove 2,217 visits to Nissan dealerships across a six - week campaign. +75% +2,2 1 7 Increase in likelihood to lease or buy Visits to dealerships during this campaign VOLTA VISION RECOGNIZES A NISSAN LEAF HAS PULLED IN TO THE STATION, DISPLAYS CUSTOM CREATIVE. M E D I A E F F I C A C Y Both onsite & off Source: Third - party research study and conversion from mobile re - targeting campaign. 40

MEDIA EFFICACY

# What they're saying

"Many of our retail locations are near Volta stations. Our contextually branded messaging helped to direct customers to nearby Shinola stores. The stations provided an amazing advertising solution for us, especially in Q4 when our holiday sales were crucial.

—ALEX DRINKER, VP OF MARKETING
**Shinola**

"Our partnership with Volta brought us results in many ways. It allowed us to successfully message shoppers in front of Whole Foods, increase our sales, and help us live up to our core values as a Certified B Corporation.

—ELLIOTT RADAR, FOUNDER
**The Gluten Free Bar**

"The ads really stand out. Hard for anyone walking by to miss them… Working with Volta has been great. They have some great minds over there. It's an innovative company with big things ahead of them.

—JEFF D'ANNIBALE, PARTNER
**UM**

"These are not your ordinary billboards, they are placements that align with our values related to environmental stewardship.

—PIA BAKER, GROUP MARKETING MANAGER
**Arrowhead Water**

volta — Tortoise Acquisition Corp. II

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TH E V O L T A MOD E L 42 MARKET OPPORTUNITY COMPANY & METRICS TRANSACTION OVERVIEW

D a t a > $500B Me dia > $ 1 7 0B V ehicle F ueling > $500B The Volta ecosystem is a trillion dollar market 43 Source: Publicly available data.

# Momentum and Policy in the US

> "We can own the electric vehicle market – building 550,000 charging stations – and creating over a million good jobs here at home
>
> —**PRESIDENT** JOE BIDEN

The Biden Administration also plans to restore the full federal EV tax credit, incentivizing EV system consumption.

Forward CAPEX in energy will be led by renewables totaling: **~$350Bn**


VOLTA AT QUANTICO
VOLTA
FREE
EV CHARGING
HELLO
Free electric vehicle charging has arrived.
Plug-in right here for free electric miles
VOLTA

volta — Tortoise Acquisition Corp. II
44

Source: Publicly available data.

TH E V O L T A MOD E L 45 MARKET OPPORTUNITY COMPANY & METRICS TRANSACTION OVERVIEW

0 2,250 4, 5 0 0 6, 7 5 0 9, 0 0 0 2 0 20 2 0 2 1 2 02 2 2 0 2 3 2 0 2 4 2 0 2 5 Charging Network Cumulative Stations Behavior & Commerce Data & Other L O N G - T E R M R E V E N U E F O R E C A S T ( $ M ) 2 0 2 5 F O R E C A S T E D R E V E NU E M I X 7% 56% 3 7% Behavior & Commerce Charging Network Data & Other $47 MM 2 0 2 1 R e v e n u e 100% 5 Yr (’20 - 25) CAGR 2 0 2 2 EBITDA Break - Even $ 2 5M $ 4 7M $ 1 4 1M $ 2 80M $4 9 2M $826M New I n s t al l a t i o n s FOR E C A S T We believe our revenue is sustainable and stacks over time 46 Note: 2020 based on unaudited year end forecast. Source: Company actuals and projections.

New Installations (During Year) Existing Installations (Year Start) 2 0 2 0A 2 0 2 1 2 0 2 2 2 0 2 3 2 0 2 4 2 0 2 5 3, 1 4 2 1,507 6,4 9 2 17,992 11,242 2 6, 2 4 2 C U M U L A T I V E S T A T I O N I N S T A L L A T I O N S C u m u l a t i v e Stations Installation Forecast and Growth Outlook 47 Source: Company actuals and projections.

2 0 20 2 0 2 1 2 02 2 2 0 2 3 2 0 2 4 2 0 2 5 LO N G - T E R M E B I T D A F O R E C A S T ($M) S trong unit economics expected to allow Volta to reach positive EBITDA in the near term Gross Profit % Competitor EBITDA Breakeven LO N G - T E R M G R O S S P R O F I T F O R E C A S T ($M) 31% 40% 47% 48% 49% 53% $8 $ 1 9 $ 6 6 $ 1 3 5 $242 $43 6 ($29) ($30) ($1) 2020 2021 2022 2023 $ 3 3 $ 1 09 $ 2 5 2 Note: 2020 based on unaudited year end forecast. Source: Company actuals and projections. Long - Term Gross Profit and EBITDA Forecast 48

Expected best - in - class growth due to extensive development backlog Media - enabled charging model creates nearest EBITDA profitability among public charging peers YoY Growth 85% 198% 99% 75% 68% Gross Profit $19 $66 $135 $242 $436 Gross Margin % 40% 47% 48% 49% 53% Volta’s average 2021 - 2023E gross margin percentage is 10% higher than median of EV charging competitors 1 Total Operating Expenses ($59) ($92) ($149) ($211) ($303) EBITDA ($30) ($1) $33 $109 $252 EBITDA Margin % NM NM 12% 22% 30% Revenue $47 $141 $280 $492 $826 C A PE X ($ 7 3) ($ 1 3 0) ($14 2) ($1 89) ($ 2 2 1) PR O FOR M A F I N A N C I A L S ($M ) 2 0 2 1 2 0 2 2 2 0 2 3 2 0 2 4 2 0 2 5 Fully - funded business model supported by transaction capital raised and forecasted cash from operations 1: EV cha r ging comp e ti t o r s include E v g o , Cha r ge P oin t , and EV B o x . Source: Company projections, publicly available company materials. Long - Term Financial Projections Summary 49

TH E V O L T A MOD E L MARKET OPPORTUNITY COMPANY & METRICS TRANSACTION OVERVIEW 50

# Detailed Transaction Overview

## $1.4Bn Enterprise Value – $300M PIPE

### TRANSACTION HIGHLIGHTS [1]

- $345M Tortoise II Cash in Trust + $300M PIPE
- $1.4Bn Pro Forma Enterprise Value
- $662M Cash on Balance Sheet (assuming no redemptions) to fund network expansion
- Tortoise II shares post merger will trade as VLTA

### PRO FORMA OWNERSHIP [2]



PIPE Investors 14.8 %
Founders' Shares 4.2 %
Tortoise II Investors 17.0 %
Existing Volta Shareholders 64.0 %

### Sources and Uses

| Sources | $M | Uses | $M |
|---|---|---|---|
| Estimated Cash Held in Trust | $ 345 | Cash to Balance Sheet | $ 662 |
| PIPE Proceeds | 300 | Debt Paydown | – |
| Existing Cash | 61 | Payment of Transaction Fees | 44 |
| Total Sources | $ 706 | Total Uses | $ 706 |

### Pro Forma Capitalization

| | |
|---|---|
| Pre-Money Equity Value [3] | $ 1,300 |
| (+) Tortoise II Shareholders | 345 |
| (+) PIPE Shareholders | 300 |
| (+) Founder Shareholders | 86 |
| Post-Money Equity Value | $ 2,031 |
| (+) Debt | 52 |
| (-) Cash to Balance Sheet | (662) |
| Enterprise Value | $ 1,422 |

### Pro Forma Ownership

| Ownership Breakdown | Shares (M) | % |
|---|---|---|
| Existing Volta Shareholders | 130.0 | 64.0 % |
| Tortoise II Investors | 34.5 | 17.0 |
| PIPE Investors | 30.0 | 14.8 |
| Founders' Shares | 8.6 | 4.2 |
| Equity Ownership | 203.1 | 100.0 % |

[1] Existing cash and debt balances are as of 12/31/20.
[2] Pro Forma ownership and capitalization assumes no redemptions by Tortoise II shareholders and excludes public warrants of 8,625,000, private warrants of 5,933,333, Founder Incentive Adjustment Plan shares of 10,500,000 committed to be awarded (and are subject to vesting based on continued service through January 1, 2022), and Omnibus Incentive Plan shares of 34,750,000 (16,500,000 of which are committed to be awarded and will be subject to various vesting requirements).
[3] Equity value to Volta's existing shareholders is calculated as 130.0 million Tortoise II shares, using a $10.00 pro forma share price, on a fully diluted basis (assuming a net share settlement calculation for Volta's outstanding warrants and options (whether vested or unvested)).

volta — Tortoise Acquisition Corp.II 51

Transaction Value $1,422 Discounted Future Value $4,250 Future Value $8,800 $6,300 Pro Forma Enterprise Value Discount 4 Periods At 20% Rate Valuation at 25x - 35x 2025E EBITDA ~60% SPAC Discount To Midpoint $3,025 ~80% SPAC Discount To Midpoint Discounted Future Value Source: Company projections. 7.6x - 10.7x 2025E Revenue 52

E V T e chno l o g y • EV - adoption driven growth story • Capex intensive business model EV Infrastructure • Publicly - listed EV charging - based companies and other recently announced SPAC transactions • Business model varies from equipment / support sales to station operators E n e r g y T e chno l o g y • Technology - solution for clean energy growth • Attracts premium valuation Public Company Universe 53 Network Owner/ Operator Hardware Providers

Source: Publicly available company Materials, CapIQ; market data as of 04 - Feb - 2021. Note: EVgo, ChargePoint, and EVBox enterprise value includes dilution from warrants and options using treasury share method. Volta’s Differentiated Business Model Provides a Competitive Advantage 54 R e v enue Gr o wth C AGR ( ’ 21E - ’ 25E) 104 . 6% 13 3 . 6 % N / A N / A 6 3. 8 % L ong - T erm Gr o ss Pr o fit Ma r gin + 5 0% + 5 0% ~3 0% ~4 0% ~4 0 % EBIT D A B r eak E v en Y ear 2 0 2 2E 2 0 2 3E N / A 2 0 2 3E 2 0 2 4E Valuation EV / ‘24E R e v enue EV / ’ 2 5E R e v enue EV / ’24E EBIT D A EV / ’ 2 5E EBIT D A A t Announce 2.9x 1.7x 13.0x 5.7x At Announce / Current 6.3x / 14.6x 3.4x / 8.0x 34.3x / 79.0x 10.7x / 24.7x T r ading 213.5x (20 21E ) N/A (20 21E ) At Announce / Current N/A N/A N / A N / A At Announce / Current 2.4x / 14.6x 1 . 7 x / 1 0 . 0x 27.9x / 166.6x 13.5x / 80.5x Busine ss M ode l Infrastructure Ownership Network Provider Software Offering Manufacture Hardware Monetization Electricity Sales Media & Advertising Data & Intelligence Services Charging Network Services Hardware Unit Sales Network Owner/ Operator Hardware Providers

Operational Benchmarking 55 EV Charging Energy Technology EV Technology Source: Volta Management Projections, Publicly Available Company Materials, IBES Consensus, CapIQ; market data as of 04 - Feb - 2021. 12% 22% 30% 3% 19% 32 % NA 9% 12% 1 % NA 26% 19% 17% 18 % Volta Volta Volta EVgo EVgo EVgo ChargePoint ChargePoint ChargePoint EVBox Blink Enphase SolarEdge Array Tesla (2023E) (2024E) (2025E) (2023E) (2024E) (2025E) (2023E) (2024E) (2025E) (2023E) (2021E) (2021E) (2021E) (2021E) (2021E) 48% 49% 53% 60% 56% 58% 37% 41% 41% 38% 30% 38% 33% 23% 17 % Volta (2 0 23 E) Volta (2 0 24 E) Volta (2 0 25 E) EVgo (2 0 23 E) EVgo (2 0 24 E) EVgo (2 0 25 E) ChargePoint ChargePoint ChargePoint (2023E) (2024E) (2025E) EVBox (2 0 23 E) Blink (2 0 21 E) E n phase (2021E) S o larEd g e (2021E) Array (2 0 21 E) Tesla (2 0 21 E) 99% 75% 68% 207% 97% 83% 74% 63% 45% 65% 90% 66% 22% 15% 30 % Volta (2 0 23 E) Volta (2 0 24 E) Volta (2 0 25 E) EVgo (2 0 23 E) EVgo (2 0 24 E) EVgo (2 0 25 E) C h arge P oin t (2023E) ChargePoint ChargePoint (2024E) (2025E) EVBox (2 0 23 E) Blink (2 0 21 E) E n phase (2021E) S o larEd g e (2021E) Array (2 0 21 E) Tesla (2 0 21 E) Projected EBITDA Margin Projected Gross Margin Projected Revenue Growth

Financial Benchmarking - $1.4BN Volta Valuation 56 Source: Volta Management Projections, Publicly Available Company Materials, IBES Consensus, CapIQ; market data as of 04 - Feb - 2021. | Note: EVgo, ChargePoint , and EVBox enterprise value includes dilution from warrants and options using treasury share method. 43.7 x 13.0 x 5.7 x NM 79.0 x 24.7 x NA 166.6 x 80.5 x NM NA 74.2 x 45.0 x 32.3 x 83.7 x Volta (2 0 23 E) Volta (2 0 24 E) Volta (2 0 25 E) EVgo (2 0 23 E) EVgo (2 0 24 E) EVgo (2 0 25 E) C h arge P oint (2023E) C h arge P oint (2024E) C h arge P oint (2025E) EVBox (2 0 23 E) Blink (2 0 21 E) En phase (2021E) So larEd g e (2021E) Array (2 0 21 E) Tesla (2 0 21 E) 0.10 x 0.07 x 0.04 x 0.43 x 0.30 x 0.18 x 0.56 x 0.38 x 0.32 x 0.24 x NA 0.73 x 0.38 x 0.34 x 0.85 x Volta (2 0 23 E) Volta (2 0 24 E) Volta (2 0 25 E) EVgo (2 0 23 E) EVgo (2 0 24 E) EVgo (2 0 25 E) C h arge P oint (2023E) C h arge P oint (2024E) C h arge P oint (2025E) EVBox (2 0 23 E) Blink (2 0 21 E) En phase (2021E) So larEd g e (2021E) Array (2 0 21 E) Tesla (2 0 21 E) 5.1 x 2.9 x 1.7 x 28.8 x 14.6 x 8.0 x 23.8 x 14.6 x 10.0 x 9.5 x 213.5 x 19.7 x 8.5 x 5.6 x 15.0 x Volta (2 0 23 E) Volta (2 0 24 E) Volta (2 0 25 E) EVgo (2 0 23 E) EVgo (2 0 24 E) EVgo (2 0 25 E) C h arge P oint (2023E) ChargePoint ChargePoint (2024E) (2025E) EVBox (2 0 23 E) Blink (2 0 21 E) En phase (2021E) So larEd g e (2021E) Array (2 0 21 E) Tesla (2 0 21 E) Projected EV / EBITDA Projected EV / Revenue / Growth Projected EV / Revenue

# Tortoise II Investment Thesis

Tortoise
Acquisition Corp. II

**High Quality Business & Management**

- Tortoise II has identified Volta as a leader in the U.S. EV charging infrastructure market with a differentiated and durable business model that will appeal to the public markets
- 10 year operating history and experienced management

**Transformative Growth Opportunities**

- Megatrend tailwinds including electrification, decarbonization, digital media and big data
- The global EV revolution will require more than 55 mm chargers and 525 TWh to 770 TWh of electricity in passenger and commercial sectors by 2030[1]

**Attractive ESG Attributes**

- Sustainability driven business model allows acceleration of a decarbonized transportation industry
- Over 88 million miles of free electric charging delivered to consumers
- Newly formed independent board of directors for pro forma company

**Tortoise II Approach to Long-Term Value Creation**

- Focus on bilateral negotiated transaction rather than broadly marketed SPAC processes to provide win-win solution for all parties
- Value added sponsor team with public company and capital markets track record volta — Tortoise Acquisition Corp. II

57

1: Source: McKinsey & Company.

5 8 D r i v e F o r w a r d Note: Site rendering, not based on actual site.